Exhibit 99.1

NORD ANGLIA EDUCATION ANNOUNCES APPOINTMENT OF INDEPENDENT DIRECTOR

HONG KONG, April 24, 2015 / PRNewswire/ - Nord Anglia Education (NYSE: NORD), the world’s leading operator of premium schools, today announced the appointment of Nick Baird as an independent director and a member of the Audit Committee.

Nick Baird has been Group Corporate Affairs Director of Centrica plc since March 2014. Before this, Mr. Baird had a long and varied career in Government. He was CEO of UK Trade and Investment, the UK government department that supports British exporters and foreign companies looking to invest in the UK, from June 2011 to December 2013. Previously, Mr. Baird was the Director General in the Foreign and Commonwealth Office leading its work on Europe, the Global Economy and Consular issues (2009-11) and the British Ambassador to Turkey (2006-2009). Mr. Baird speaks Arabic, French, German and Turkish.

About Nord Anglia Education, Inc.

Nord Anglia Education is the world’s leading international operator of premium schools, serving students from kindergarten through the end of secondary school (K-12). We teach over 23,700 students at our 35 premium schools in China, Europe, the Middle East and Southeast Asia and North America. We primarily operate in geographic markets with high foreign direct investment, large expatriate populations and rising disposable income. We believe that these factors contribute to high demand for premium schools and strong growth in our business.  Nord Anglia Education is headquartered in Hong Kong SAR, China. Our website is www.nordangliaeducation.com

For further information, please contact:

Investors:

Vanessa Cardonnel

Corporate Finance and Investor Relations Director - Nord Anglia Education

Tel: +852 3951 1130

Email: vanessa.cardonnel@nordanglia.com

Kevin Doherty

Managing Director, Investor Relations - Solebury Communications Group LLC

Tel: +1 203 428 3233

Email: kdoherty@soleburyir.com

Media:

Sarah Doyle

Head of Brand - Nord Anglia Education

Tel: +852 3951 1144

Email: sarah.doyle@nordanglia.com